EXHIBIT 99.1

NANOBIOTIX to Join CAC Mid 60 and SBF 120 Indices on Euronext Paris

PARIS and CAMBRIDGE, Mass., Dec. 15, 2025 (GLOBE NEWSWIRE) --  NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced that following the annual review of the Euronext Paris indices, the Scientific Council of the Indices has decided to admit Nanobiotix to both the CAC Mid 60 and SBF 120 indices.

These changes will become effective after the market closes on Friday, December 19, 2025.

The CAC Mid 60 and SBF 120 indices represent two of the most widely followed benchmarks for mid-sized and leading listed companies in France. Inclusion in these indices is expected to broaden Nanobiotix’s visibility among institutional investors, strengthen the Company’s presence within European equity markets, and increase exposure to index-linked investment strategies.

“It is an honor to join the CAC Mid 60 and SBF 120 indices on Euronext Paris,” said Laurent Levy, Chief Executive Officer of Nanobiotix. “We believe this admission reflects the continued confidence of the financial markets in our long-term strategy and the disruptive potential of our nanotherapeutic solutions. As Nanobiotix advances toward key milestones and continues expanding the horizon of physics-based medicine, we remain focused on disciplined execution and creating sustainable value for patients, partners, and shareholders.”

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 2, 2025 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2024 universal registration document filed with the AMF on April 2, 2025 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, including the Half-Year Report at June 30, 2025 which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 joanne.choi@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Communications Becky Lauer +1 (646) 286-0057 nanobiotixteam@uncappedcommunications.com

Attachment

  2025-12-15 -- NBTX -- Added to CAC Mid60 + SBF120 Indicies -- FINAL (https://ml.globenewswire.com/Resource/Download/14acd45b-41e8-4975-8ce9-9892da320ba4)